ILOG S.A.
9, rue de Verdun
94253 Gentilly
France

April 23, 2008

Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ILOG S.A. Form 20-F for the Fiscal Year ended June 30, 2007 (the “Form 20-F”) Filed October 9, 2007 File No. 000-29144

Dear Mr. Kronforst:

I am submitting herewith via EDGAR, and providing three courtesy copies, of the responses of ILOG S.A. (“ILOG”), a société anonyme, a form of corporation incorporated under the laws of France, to the comments of the Staff of the Division of Corporation Finance conveyed in a Staff comment letter, dated March 14, 2008.  For your convenience, the Staff’s comments are reproduced in their entirety below in italics, and the responses thereto are set forth in bold after each comment.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Business Combinations, page 37

1.
Your response to prior comment 1 indicates that you intend to revise your disclosures in future filings to indicate that management is responsible for the valuations and considers a number of factors, including valuations or appraisals, when estimating the fair value of assets and liabilities acquired in business combinations.  Please note that any reference to an expert, whether as the single basis for the measurement determination, or whether the expert’s report is just one of several things that was considered in arriving at the measurement determination, would require the expert to be named and a consent obtained.

As discussed in telephone conversations with Scott R. Saks of Paul, Hastings, Janofsky & Walker LLP on April 7 and 8, 2008, ILOG proposes to comply with this comment by filing an amendment to its Form 20-F to amend Item 5. “Operating and Financial Review and Prospects” by deleting in its entirety the second sentence and accordingly the reference to any expert in the first paragraph under “—Critical Accounting Policies—Business Combinations” on page 37 of the Form 20-F.  A copy of the proposed Amendment No. 1 to Form 20-F/A (the “Form 20-F/A”) to be filed by ILOG is attached as Exhibit A hereto.  Attached hereto as Exhibit B is a copy of the section entitled “—Critical Accounting Policies—Business Combinations” on page 37 of the Form 20-F, which has been marked to show the only changes to be contained in Item 5. “Operating and Financial Review and Prospects” of the Form 20-F/A.

2.	Please tell us how you intend to resolve the consent issue related to your most recent Form 20-F. In this regard, we note that you only address future filings.

ILOG supplementally confirms to the Staff as discussed in telephone conversations with Scott R. Saks of Paul, Hastings, Janofsky & Walker LLP on April 7 and 8, 2008, that ILOG proposes to comply with this comment by filing an amendment to its Form 20-F to amend Item 5. “Operating and Financial Review and Prospects” by deleting in its entirety the second sentence and accordingly the reference to any expert in the first paragraph under “—Critical Accounting Policies—Business Combinations” on page 37 of the Form 20-F.

In connection with ILOG’s responses hereto and the Form 20-F and Form 20-F/A, ILOG acknowledges the following:

•	ILOG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ILOG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ILOG looks forward to resolving the Staff's comments as expeditiously as possible. Please contact the undersigned if ILOG's proposed response is acceptable to the Staff and ILOG will file the Form 20-F/A promptly. If you have any further questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (408) 991-7103, Kathleen Jason-Moreau, ILOG’s General Counsel, Vice President, at (408) 991-7117 or Scott R. Saks, of Paul, Hastings, Janofsky & Walker LLP, at (212) 318-6311.

 Sincerely,

  /s/ Jerome Arnaud

Jerome Arnaud
Chief Financial Officer

cc:	Pierre Haren Chairman and Chief Executive Officer, ILOG S.A.
Kathleen Jason-Moreau, Esq. General Counsel, Vice President, ILOG S.A.
Gilles Cohen Ernst & Young Audit
Scott R. Saks, Esq. Paul, Hastings, Janofsky & Walker LLP

EXHIBIT A

As filed with the Securities and Exchange Commission on April __, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
Amendment No. 1

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring the shell company report

Commission File Number: 000-29144

ILOG S.A.
(Exact name of Registrant as specified in its charter)

The Republic of France
(Jurisdiction of incorporation or organization)

9, rue de Verdun, 94253 Gentilly, France
(33)149 08 35 00
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one Ordinary Share, par value 1 Euro per share	The NASDAQ Stock Market LLC

Ordinary Shares, par value 1 Euro per share	The NASDAQ Stock Market LLC*

*
The Ordinary Shares are not traded on The NASDAQ Stock Market LLC but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15 of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value 1 Euro per share**	19,062,464
**	Including 1,994,303 Ordinary Shares represented by American Depositary Shares (as evidenced by American Depositary Receipts), each corresponding to one Ordinary Share
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐       Accelerated filer  ☒       Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.

  ☐  Item 17       ☒  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

EXPLANATORY NOTE

ILOG S.A. (“ILOG”) is filing this Amendment to its Annual Report on Form 20-F for its fiscal year ended June 30, 2007, in order to amend Item 5. “Operating and Financial Review and Prospects” by deleting in its entirety the second sentence in the first paragraph under “—Critical Accounting Policies—Business Combinations” on page 37 of the original Annual Report on Form 20-F for the fiscal year ended June 30, 2007, filed with the Securities and Exchange commission on October 9, 2007 (the “Original 20-F”).  In addition, Exhibits 12.1 and 12.2 are being revised and resubmitted to reflect the change from Form 20-F to Form 20-F/A.

Except as described herein, the Original Form 20-F is not being amended in any other manner.  As a result, this Form 20-F/A does not reflect events occurring after the filing of the Original 20-F, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described herein. The filing of this Annual Report on Form 20-F/A should not be understood to mean that all statements contained in this document are true or complete as of any date subsequent to October 9, 2007 or earlier. You should not consider this amendment to be a reaffirmation or reiteration of any forward looking statements from the original filing that may be reproduced in this amendment.

Item 5.    Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our Consolidated Financial Statements and the Notes to those statements included elsewhere in this Annual Report on Form 20-F. The Consolidated Financial Statements included herein and the financial information discussed below have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. ILOG also publishes Consolidated Financial Statements, not included herein, prepared in accordance with IFRS for the fiscal years ending June 30, 2007, 2006 and 2005 and prepared in accordance with French GAAP for prior years, which differ in certain respects from U.S. GAAP.

This discussion contains forward-looking statements based on our current expectations, assumptions, estimates, and projections. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described below and in Cautionary Statement Regarding Forward-Looking Statement, “Item 3. Key Information – Risk Factors”, “Item 4. Information on the Company” and elsewhere in this Annual Report on Form 20-F.

Overview

ILOG develops, markets, supports and provides professional services for software used for BRMS, optimization and visualization services. Our component software products are not industry specific and can be configured for use in a wide variety of businesses. Several recently developed optimization products are directed to the semiconductor chip manufacturing, transportation and process manufacturing industries. Our customers, or upon request from our customers, our professional services department, use our software to develop strategic business applications or to solve complex business problems. Examples include insurance underwriting and claims handling, airline crew and equipment scheduling, government security operations, telecommunications network display, financial trading, commercial and residential lending, and order processing. Because of the horizontal or “generic” nature of the functionality of our software components, additional development to fit the particular customer industry is required. Our vertical products also require customization to enable them to work with a particular customer’s operational parameters and requirements. For our customers that are trying to automate very complex problems, the additional development/customization process can prove difficult and expensive, and therefore purchasing decisions are sometimes difficult to predict and capture accurately in our forecasts.

Our revenues are generated from three different sources: software licenses, maintenance and professional services. In fiscal year 2007, we received 46% of our revenues from licenses, 28% from maintenance, and 26% from professional services.

Outlook

Our financial outlook for fiscal year 2008 is dependent on favorable economic conditions and the willingness of businesses to commit resources to implement new technologies. We believe that our BRMS strategy addresses an existing and increasing need for businesses to incorporate the ability to change business processes quickly into their organizations’ technological backbones and architectures. BRMS, as well as BPM, are key components of service-oriented architecture, hereafter referred to as SOA, strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner and leading software vendors, including IBM, Microsoft and SAP.

Our products provide this capability across business sectors, leading us to believe that we are well positioned to take advantage of any improvement in the technology investment climate. In addition, we are hopeful that the offering of several industry-specific applications for use in the semiconductor chip manufacturing, transportation and process manufacturing sectors will be well received in these markets. These products are expected to be capable of being incorporated into a customer’s existing business operation following a limited development/custom implementation cycle. See “Item 3.D – Risk Factors – 1. Risks concerning our ability to achieve financial results – We have invested in certain vertical markets by developing industry specific products which may or may not yield any increase in profits, particularly due to the high cost of implementation which we provide at reduced costs as an inducement to the sale of these products” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – The extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our share price to decline”.

The Company, like all global companies, faces increasing volatility in business worldwide and a number of risk factors that could impact our ability to achieve our goals in fiscal year 2008. Those risks include increased competition, the strength of the economy and the prospect of deferred purchases, changes in technology market conditions, the effectiveness of our sales and marketing activities, and currency fluctuations as well as other factors. For a more detailed description of the specific risks which we believe to be material to our business operations, see “Item 3.D Risk Factors”.

Critical Accounting Policies

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, application of our revenue recognition policy, accounting for income taxes, allowance for doubtful accounts receivable, accounting for business combinations, and impairment of goodwill and long-lived assets. Actual results could differ materially from these estimates.

Revenue Recognition

The Company’s revenue is derived from three primary sources: software license fees, maintenance and professional services, including consulting and training services.

The Company recognizes revenue from product licensing fees, whether sold directly or through distributors, when the product is delivered, the fee is fixed or determinable, evidence of an arrangement has been received, all significant contractual obligations have been satisfied and the resulting receivable is deemed collectible by management, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”), as amended by Statement of Position 98-4, “Deferral of the Effective Date of a Provision of SOP 97-2” and Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. If any of these criteria are not met, recognition of revenues is deferred until such time as all of the criteria are met.

Our software arrangements often include consulting and training services. Professional services revenues from these arrangements are generally accounted for separately from software license revenues as the services (1) are not essential to the functionality of the software license, (2) are available from other vendors, and (3) do not include significant modification or customization of the software. Revenues from time and material professional services are recognized as the services are performed. Revenues from fixed price professional services engagements are recognized on a proportional performance basis. If there is a significant uncertainty on the project completion or receipt of payment for the professional services, revenue is deferred until the uncertainty is resolved.

When professional services are considered essential to a software deliverable or the arrangement involves significant customization or modification of software, both the license and professional service revenue under the arrangement are recognized under the percentage of completion method of contract accounting.

Training revenue is recognized at the time service is performed.

Revenue from software maintenance agreements is recognized ratably over the arrangement period, which in most instances is for one year. Accordingly, deferred revenues consist principally of deferrals for invoiced maintenance services, not yet recognized as revenues.

In bundled software arrangements that include rights to multiple software products and/or services, the Company recognizes revenues using the residual method as prescribed by the Statement of Position 98-9 “Modification of SOP No. 97-2 Software Revenue Recognition with Respect to Certain Transactions”. Under the residual method, revenues are allocated to the undelivered elements based on vendor specific objective evidence of fair value of the undelivered elements and the residual amount of revenues are allocated to the delivered elements. Vendor specific objective evidence of the fair value of maintenance contracts is based on renewal rates as determined by the prices paid by the Company’s customers when maintenance is sold separately. Vendor specific objective evidence of fair value of training and consulting services is based upon daily rates as determined by the prices paid by the Company’s customers when these services are sold separately.

Our revenue recognition policy, as described above, is significant because revenue is a key component of our results from operations. In addition, revenue recognition determines the timing of certain expenses, such as incentive compensation. We follow very specific and detailed guidelines in measuring revenue. However, certain judgments and estimates affect the application of our revenue recognition policy. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in operating losses.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company is subject to income taxes in France, the United States, and in some other foreign jurisdictions. Estimates largely contribute to the calculation of the provisions for income taxes. The effective tax rates on future income might be affected by changes in local tax regulations, the Company’s ability to generate taxable profit in foreign jurisdictions in order to use the operating loss carry forwards, and by the assessment of the realization of its deferred tax assets.

A valuation allowance is established if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be used. In evaluating the Company’s ability to realize its deferred tax assets, the Company considers all available positive and negative evidences, including its past operating results and its forecast of future taxable income in each of the tax jurisdiction where the Company operates. In determining future taxable income, the Company makes assumptions to forecast U.S. federal and state, and non-U.S. operating income, the reversal of temporary differences, and the implementation of any feasible and prudent tax planning strategies. These assumptions require significant judgment regarding the forecasts of future taxable income, and are consistent with the forecasts used to manage the Company’s business. The Company currently intends to maintain the remaining valuation allowance until sufficient further positive evidence exists to support further reversals of the valuation allowance. The Company’s income tax expense recorded in the future will be reduced to the extent of offsetting reversals in its valuation allowance.

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is recorded as part of general and administrative expenses. These allowances, which are netted against accounts receivable on the consolidated balance sheets, totaled $1.1 million and $0.5 million as of June 30, 2007 and June 30, 2006, respectively. The increase between June 30, 2007 and June 30, 2006 is explained by an additional allowance recorded for $0.6 million following the American Home Mortgage bankruptcy in August 2007. These estimates are based on our bad debt write-off experience, analysis of credit information, specific identification of probable bad debts based on our collection efforts, aging of accounts receivable and other known factors. Our actual results could differ from these estimates.

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the acquired companies’ management and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from license sales, maintenance agreements, professional services contracts, customer contracts and acquired developed technologies and patents. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Any excess of purchase price over the fair-value of identifiable net asset of businesses acquired is recorded as goodwill.

Impairment of Goodwill

Goodwill is not amortized but instead tested at least annually for impairment, or more frequently when events or changes in circumstances indicate that its carrying value may not be recoverable in accordance with FASB Statement No. 142 Goodwill and Other Intangible Assets.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Our goodwill is the result of the acquisitions of JLoox and LogicTools, and represents the expected synergies between these businesses and our unique reporting unit “software components”. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. Our annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal year 2007, did not result in an impairment charge. See Note 8 to financial statements.

For additional information regarding our significant accounting policies, see Note 1 to Consolidated Financial Statements.

Impairment of Long-lived Assets

The Company reviews the carrying value of its long-lived assets, including property and equipment, intangible assets and equity investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset (or the group of assets, including the asset in question, that represents the lowest level of separately-identifiable cash flows) to the total estimated undiscounted cash flows expected to be generated by the asset or group of assets. If the future net undiscounted cash flows are less than the carrying amount of the asset or group of assets, the asset or group of assets is impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the asset or group of assets to its then fair value. Fair value is determined by discounting the cash flows expected to be generated by the asset, when quoted market prices are not available for the long-lived assets.  Estimated future cash flows are based on assumptions and are subject to risks and uncertainties.

Non-GAAP Financial Measures

In this Annual Report on Form 20-F, we disclose selected figures that are non-GAAP financial measures. Under the rules of the SEC, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to U.S. GAAP.

Constant Currency Rates

In certain instances we compare revenues and expenses from one period to another period in this Annual Report on Form 20-F using constant currency rates. To present that information, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for fiscal year 2007. For example, if a French entity reporting in euros sold one million euros of products in each of fiscal year 2007 and fiscal year 2006, our financial statements would report $1.31 million of revenues in fiscal year 2007 (using 1 euro = $1.31 which was the average exchange rate in fiscal year 2007) and $1.22 million in revenues in fiscal year 2006 (using 1 euro = $1.22 which was the average exchange rate in fiscal year 2006). The constant currency presentation would translate the fiscal year 2007 results using the fiscal year 2006 exchange rates and indicate that underlying revenues were flat and not increasing by $0.09 million as would be reported in the financial statements under U.S. GAAP. We present this constant currency information in order to assess how our underlying business performed before taking into account currency exchange fluctuations. We also present our actual reported results in order to provide the most directly comparable data under U.S. GAAP.

We use figures prepared on a constant currency basis both for our internal analysis and for our external communications, as we believe they provide suitable means by which to analyze and explain variations from one period to another. However, these figures provided on a constant currency basis are unaudited and are not measurements of performance under U.S. GAAP.

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2007 and 2006, using the fiscal year 2006 exchange rates:

	Year ended June 30				2007/2006
	2007			2006	Increase/(Decrease)
(in thousands)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	$76,437	-	76,437	$66,969	14%	14%
Europe	68,651	(5,061)	63,590	53,452	28%	19%
Asia Pacific	16,371	(347)	16,024	13,138	25%	22%
TOTAL REVENUES	161,459	(5,408)	156,051	133,559	21%	17%
Cost of revenues and operating expenses	158,718	(6,683)	152,035	128,925	23%	18%
INCOME FROM OPERATIONS	$2,741	1,275	4,016	$4,634	(41%)	(13%)

The following table sets out the estimated impact of changes in exchange rates for certain income statement figures disclosed in this Annual Report on Form 20-F both on an actual basis and on a constant currency basis for fiscal years ended June 30, 2006 and 2005:

Year ended June 30		2006/2005
2006	2005	Increase/(Decrease)

(in thousands)	As reported	Currency effect	Constant currency	As reported	As reported	Constant currency
Revenues:
North America	$66,969	-	66,969	$62,312	7%	7%
Europe	53,452	2,842	56,294	50,958	5%	10%
Asia Pacific	13,138	264	13,402	12,033	9%	11%
TOTAL REVENUES	133,559	3,106	136,665	125,303	7%	9%
Cost of revenues and operating expenses	128,925	3,811	132,736	118,832	8%	12%
INCOME FROM OPERATIONS	$4,634	(705)	3,929	$6,471	(28%)	(39%)

A.           Operating Results

Revenues

Our total revenues increased to $161.5 million in fiscal year 2007, up from $133.6 million in fiscal year 2006 and $125.3 million in fiscal year 2005, representing increases of 21% and 7%, respectively, year over year. The increase of the revenues in 2007 compared to 2006 was from all geographies and was more significant than in 2006 compared to 2005 thanks to license revenue growth. Revenue growth in fiscal year 2007 was driven by increases in license revenues of 13%, in maintenance of 17%, and in professional services revenues of 45%. Revenue growth was driven in fiscal year 2006 by the increase in maintenance and professional services revenues while license fee revenues decreased by 2%.

Revenues by geography

Our North American revenues increased to $76.4 million in fiscal year 2007 from $67.0 million in fiscal year 2006, and $62.3 million in fiscal year 2005, representing 47%, 50% and 50% of total revenues respectively. The 14% growth of our North American revenues in fiscal year 2007 over fiscal year 2006 was primarily driven by increasing demand for our BRMS product line particularly in the financial services and insurance industries, positively impacting our license and maintenance revenues and more significantly our professional services revenue by the promotion of more services to help customers develop applications with ILOG’s BRMS.

Our European revenues increased to $68.7 million in fiscal year 2007, up from $53.5 million in fiscal year 2006 and $51.0 million in fiscal year 2005, representing 43%, 40% and 40% of total revenues, respectively. Our European revenues increased by 28% in fiscal year 2007 over fiscal year 2006. Expressed at fiscal year 2006 constant currency rates, European revenues increased by 19%. The growth in European revenues was primarily due to increasing demand for our BRMS and to a lower extent our visualization product lines in the region especially in the manufacturing and insurance sectors. A significant increase in our professional services activity had a positive impact on European revenue growth, with the promotion of more services to help customers develop applications with ILOG’s BRMS.

Our Asia-Pacific revenues increased to $16.4 million in fiscal year 2007, up from $13.1 million in fiscal year 2006 and $12.0 million in fiscal year 2005, representing 10% of total revenues for each of the three fiscal years. The 25% increase in Asian revenues in fiscal year 2007 over fiscal year 2006 was primarily due to the continuing and increasing adoption of our BRMS products in this region. A significant increase in our professional services activity also had a positive and increasing impact on Asian revenue growth led by the increasing demand for our BRMS products.

The 7% growth of our North American revenues in fiscal year 2006 over fiscal year 2005 was primarily driven by increasing demand for our optimization products, partially offset by reduced demand for our visualization products, and lower royalty flows from ISVs in the supply chain and telecommunication sectors. BRMS product license revenues declined slightly but the promotion of more services to help customers develop applications with ILOG’s BRMS enabled growth of maintenance and professional services revenue.

Our European revenues increased by 5% in fiscal year 2006 over fiscal year 2005. Expressed at fiscal year 2005 constant currency rates, European revenues increased by 10%. The growth in European revenues was primarily due to increasing demand for our BRMS products in the region especially in the manufacturing and insurance sectors. Our optimization revenues were down 6% year over year and demand for our visualization products decreased due to weak business activity in the telecommunication industry during the period. A significant increase in our professional services activity had a positive impact on European revenue growth, with the promotion of more services to help customers develop applications with ILOG’s BRMS.

The 9% increase in Asian revenues in fiscal year 2006 over fiscal year 2005 was primarily due to the continuing adoption of our BRMS products in this region. A significant increase in our professional services activity had a positive impact on Asian revenue growth led by the increasing demand for our BRMS products. In addition, our visualization revenues were up 11% year over year; however, our optimization revenues were down by 21%.

In fiscal years 2007, 2006 and 2005, SAP A.G., our largest customer, accounted for 3%, 3% and 4% respectively of our total revenues. In fiscal year 2007, 2006 and 2005 the next four largest customers accounted for approximately 5%, 6% and 6% respectively of our total revenues, and the next five largest accounted for approximately 5%, 5% and 5% respectively of our total revenues. Revenues from a single customer in a particular quarter can materially affect our revenues and operating results for such period. See “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – Our quarterly operating results have fluctuated significantly as have the price of our Shares and ADSs and they may continue to do so in the future.” and “Item 3.D. – Risk Factors – 1. Risks concerning our ability to achieve financial results – The customization required by our products require customization contributes to the extended length and variability of our sales cycle and concentration of transactions in the final weeks of a quarter could result in substantial fluctuations in operating results and may prevent accurate forecasting of our financial results and cause our Share price to decline”.

Gross Profit

The following table sets forth our revenues, cost of revenues and gross profit by revenue type for the periods indicated:

	Year Ended June 30,
(in thousands)	2007	2006	2005
Revenues:
License fees	$74,970	$66,376	$67,707
Maintenance	44,435	38,115	34,158
Professional services	42,054	29,068	23,438
TOTAL REVENUES	$161,459	$133,559	$125,303
Cost of revenues:
License fees.	$(1,489)	$(1,014)	$(1,031)
Maintenance	(5,024)	(4,303)	(3,870)
Professional services	(32,835)	(23,055)	(19,782)
TOTAL COST OF REVENUES	$(39,348)	$(28,372)	$(24,683)
Gross profit in percentage:
License fees	98%	98%	98%
Maintenance	89%	89%	89%

	Year Ended June 30,
	2007	2006	2005
Professional services	22%	21%	16%
GROSS PROFIT	76%	79%	80%

License Fees. Our revenues from license fees increased to $75.0 million in fiscal year 2007, as compared to $66.4 million in fiscal year 2006 and $67.7 million in fiscal year 2005, representing an increase of 13% and a decrease of 2% respectively. The increase in fiscal year 2007 is mainly explained by the significant 30% growth of our BRMS product line positively impacting all geographies and illustrating the increasing adoption of BRMS across industries. The 15% growth of our visualization product line benefited from promotion efforts in all geographies made after the decrease of revenues experienced in fiscal year 2006. The optimization product line decreased 9% because of the 14% decrease experienced in North America. The optimization business was particularly low in this region due to weak royalty flows coming from the Supply Chain sector and some non-recurring significant deals that we signed in fiscal year 2006. In fiscal year 2006, the 2% decrease of our license revenues was primarily due to a 27% decrease in visualization product revenues, offset in part by a 16% increase in optimization product revenue. BRMS revenues also declined slightly during fiscal year 2006. Since April 2007, we record the revenue of our newly acquired LogicTools business as optimization revenues, which impacted our North America license revenues by $0.8 million in the 2007 fiscal year.

The license revenue mix between our BRMS, optimization and visualization product lines was 51%, 30% and 19% respectively in fiscal year 2007, compared to 45%, 36% and 19%, respectively, in the 2006 fiscal year, and to 44%, 31% and 25%, respectively, in the 2005 fiscal year.

Our gross profit for license fees has remained at 98% since fiscal year 2005. Our cost of license fees, consisting primarily of royalties to third parties, documentation, packaging and freight expenses, amounted to $1.5 million in fiscal year 2007, and $1.0 million in fiscal year 2006 and 2005 and represented 2% of revenues from license fees for each of the past three years. In the event we significantly increase the incorporation of third-party technology in our products, the increased payment of royalties may have the effect of lowering gross profit and gross profit margins.

Maintenance. Maintenance services are typically available at an annual fee of 18% of the software fees paid. Payments related to maintenance contracts are generally received in advance with revenues deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Our revenues from maintenance increased to $44.4 million in fiscal year 2007 from $38.1 million in fiscal year 2006 and from $34.2 million in fiscal year 2005. This represented increases of 17% and 12% over the respective prior years. Our maintenance revenue growth since 2005 was the result of our growing installed base of ILOG licensees, the strengthening of the euro and our improvement of the maintenance renewal process. Maintenance revenues for the years ended June 30, 2007, 2006 and 2005 constituted 28%, 28% and 27% of total revenues, respectively. Our maintenance gross profit was 89% in fiscal years 2007, 2006 and 2005, reflecting the cost of maintenance growing at the same rate as the revenues as we increased the size of the customer support department to serve a significant increase in our installed base of licensees.

Professional Services. Our revenues from professional services consist of consulting and training. Professional services are billed on either a time and material basis or a fixed price basis. Our revenues from professional services increased to $42.1 million in fiscal year 2007, compared to $29.1 million in fiscal year 2006, up from $23.4 million in fiscal year 2005. This represented increases of 45% and 24% over the respective prior years. Our professional services revenue growth in fiscal year 2007 was primarily the result of past investments across geographies in order to serve customers embedding our BRMS products within their applications, especially in Europe and the Asia-Pacific region. LogicTools accounted for $0.7 million of professional services revenues in the last quarter of fiscal year 2007. Professional services revenues for the years ended June 30, 2007, 2006 and 2005 constituted 26%, 22% and 19% of total revenues, respectively. Our cost of professional services, consisting primarily of employee-related expenses, increased to $32.8 million in fiscal year 2007, up from $23.1 million in fiscal year 2006, and $19.8 million in fiscal year 2005, reflecting the increase in resources needed to support the increased professional services activity. The need for professional services by our customers to facilitate their adoption of our products and our ability to satisfy the demand for such services frequently has a direct impact on our ability to generate license fees. Our professional services gross profit increased to 22% in fiscal year 2007, up from 21% in fiscal year 2006 and 16% in fiscal year 2005 primarily as a result of an improved utilization of the consultants and a good control over the pricing of our engagements.

Operating Expenses

Marketing and Selling. Our marketing and selling expenses consist primarily of salaries and other payroll related expenses, incentive compensation, promotional marketing activities, customer pre-sales, technical support and overhead costs relating to occupancy. Our marketing and selling expenses increased to $64.1 million in fiscal year 2007 from $56.4 million in fiscal year 2006 and from $53.4 million in fiscal year 2005, representing 40%, 42% and 43% of total revenues, respectively. The decrease of our marketing and selling expenses as a percentage of total revenues in fiscal year 2007 and 2006 over respective previous fiscal years was primarily due to a higher revenue achieved with lower increases and higher efficiency of our marketing and selling expenses. At June 30, 2007, 2006 and 2005 our marketing and selling headcount were 311, 277 and 256 persons, respectively.

Research and Development. Our research and development expenses consist principally of personnel costs, overhead costs relating to occupancy, equipment depreciation and travel, less amounts received from French government agencies and the European Union in the form of grants which reduce our cost of certain specific research and development projects. This financial support is recorded as a reduction of research and development expenses in the periods the projects are undertaken, the related expenses are incurred and the funding has been committed by the public institutions. Beginning in fiscal year 2006, research and development expenses were reduced by a research tax credit earned in France in an amount equal to $1.7 million for fiscal year 2007 and $1.7 million for fiscal year 2006. This tax credit relates to certain research costs incurred in France that give rise to a tax relief. Such credits can be applied against current income tax liabilities due in France for a period of three years, or are refunded by the tax authority three years after being filed in a tax declaration if the Company is in a tax loss situation.

The following table sets forth our research and development expenses and the amounts of government funding and research tax credit for fiscal years 2007, 2006 and 2005:

	Year Ended June 30,
(in thousands)	2007	2006	2005
Gross research and development expenses	$36,699	$31,068	$28,320
Less government funding and research tax credit	(1,675)	(2,182)	(1,096)
Research and development expenses, net of funding	$35,024	$28,886	$27,224

Our research and development expenses, net of government funding and research tax credit, increased to $35.0 million in fiscal year 2007, from $28.9 million in fiscal year 2006 and from $27.2 million in fiscal year 2005, representing 22% of total revenues over each of the past three years. LogicTools accounted for $0.3 million of R&D expenses in the 2007 fiscal year. The 21% increase in our research and development expenses in fiscal year 2007 over fiscal year 2006 was mainly attributable to the strengthening euro against the dollar as these expenses are mainly denominated in euros, headcount hired and annual salary increases and to a lesser extent the absence of projects funded by governmental institutions in fiscal year 2007. Our gross research and development expenses in fiscal year 2007 included the tax credit declared in France for research costs incurred in calendar year 2006. The 6% increase in our research and development expenses in fiscal year 2006 over fiscal year 2005 was primarily attributable to the impact of stock based compensation for our research and development staff as a result of the implementation of FAS 123, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year and a $1.7 million tax credit in France for research costs incurred in calendar 2005. From June 30, 2005 to June 30, 2007 our research and development headcount increased from 175 to 214 employees. We have not capitalized any software development costs. From time to time we purchase certain products, which are licensed from third parties and are embedded in our products. In fiscal years 2007, 2006 and 2005, software licensed from third parties was not material. Research and development costs are generally expensed as incurred. See “C. Research and Development.”

General and Administrative. Our general and administrative expenses consist primarily of personnel and related overhead costs for finance, legal and general management. General and administrative expenses increased to $20.2 million in fiscal year 2007 from $15.3 million in fiscal year 2006 and from $13.6 million in fiscal year 2005, representing 13%, 11% and 11% of total revenues for fiscal years 2007, 2006 and 2005 respectively. The 32% increase in general and administrative expenses in fiscal year 2007 over fiscal year 2006 is primarily the result of recording a bad debt accrual following the American Home Mortgage bankruptcy in August 2007 for $0.6 million. Following a press release we issued on August 3, 2007 after being informed of the difficult financial situation of this customer, ILOG finally concluded that it is more likely than not that this receivable will never be paid by the customer. ILOG also experienced some non recurring expenses such as the relocation of our offices in California and in the UK to larger offices to accompany our growth. We also incurred higher audit and legal fees because of our larger operations, and the acquisition and integration of LogicTools. The euro conversion had a significant impact on our general and administrative expenses as more than half of these expenses are denominated in euros. The 13% increase in general and administrative expenses in fiscal year 2006 over fiscal year 2005 was primarily due to the expensing of warrants granted to ILOG directors in accordance with FAS 123 R, additional audit fees required by new regulations in the U.S. and in France, additional headcount hired and annual salary increases, partly offset by the strengthening of the U.S. dollar against the euro in the 2006 fiscal year. From June 30, 2005 to June 30, 2007, the number of our employees engaged in general and administrative functions increased from 86 to 118 employees.

In fiscal year 2007, we gained 43 employees from LogicTools working across all departments.

Non Operating Expenses

Financial income, net. Financial income, net, includes interest income and expenses, and foreign exchange gains or losses as a result of our hedging strategy to protect currency rate exposure on our inter-company transactions and other translation adjustments from payments of receivables denominated in foreign currencies. Interest income amounted to $2.1 million, $1.4 million and $1 million in fiscal year 2007, fiscal year 2006 and fiscal year 2005, respectively. The increase in interest income is due to the increase of available cash balances and the increase of interest rates in Europe and in the U.S.

Loss from equity investments. Our losses from equity investments amounted to $0.3 million in fiscal year 2007, and are mainly attributable to Prima Solutions as a result of lower sale activity and restructuring actions in the first part of the fiscal year.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), “Accounting for Income Taxes.”

In fiscal year 2007, the Company’s tax benefits offset its tax expenses, as compared to an income tax benefit of $0.9 million in fiscal year 2006 and an income tax expense in fiscal year 2005 of $0.7 million. Fiscal year 2006 income tax benefit includes a deferred tax benefit of $1.2 million recorded for the first time. Deferred tax benefits represent part of the tax net operating losses carried forward in the U.S. and France that the Company believes it is more likely than not to be used in the following years, and are the result of the release of our valuation allowance against our deferred tax assets. Our assessment was based on our history of profitability in the related tax jurisdictions and projections for taxable income in the coming year. The realization of these deferred tax assets is subject to the risk that these projected taxable incomes will not materialize due, for example, to adverse business conditions. This income tax benefit is recorded through a reduction of the valuation allowance, and amounted to $1.5 million as of June 30, 2007. Apart from these income tax benefits, the income tax expenses relate to countries where there are no tax losses to carry forward, and represented $0.3 million in fiscal years 2007 and 2006.

At June 30, 2007, we had net operating loss carryforwards from various tax jurisdictions of approximately $79.5 million, of which $25.6 million and $4 million were in France and the U.K., respectively, with no expiration date and $49.9 million were in the U.S. (Federal and State of California) expiring between 2006 and 2025 if not utilized. Pursuant to the U.S. Internal Revenue Code, use of the U.S. net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three-year period. As of June 30, 2007, a valuation allowance of $23.3 million was provided against total deferred tax assets of $27.2 million, which consists primarily of the tax benefit of net operating loss carryforwards. See Note 15 to Consolidated Financial Statements.

Stock-based Compensation Plans

The Company grants stock options to its employees and officers pursuant to shareholders’ approved stock option plans and provides employees the right to purchase shares of the Company pursuant to shareholders’ approved employee stock purchase plans. These plans are described more fully in Note 10 “Shareholders’ Equity” to the consolidated financial statements and Item 6. “Directors, Seniors Management and Employees”. The Company also grants warrants to purchase shares of the Company to its non employee directors. On July 1, 2005, the Company adopted the provisions of FAS 123 R “Share-based Payment” (“FAS 123 R”) which requires recognition of stock-based compensation expense for all share-based payment awards based on fair value. Prior to July 1, 2005, the Company followed the Accounting Principles Board Opinion No. 25, “accounting for Stock Issued to Employees” (“APB 25”), and related interpretations for the Accounting of stock-based compensation, as permitted by FAS 123, “Accounting for Stock Based Compensation” (“FAS 123”), and provided pro forma disclosure amounts in accordance with FAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” (“FAS 148”), as if the fair value method defined by FAS 123 had been applied to its stock-based compensation. In March 2005, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123 R. The Company applied the provisions of SAB 107 in its adoption of FAS 123 R.

The Company elected to use the modified prospective transition method for adopting FAS 123 R and has not restated results for prior periods. Under this transition method, stock-based compensation expense recognized in the year ended June 30, 2007 includes compensation expense for all share-based compensation granted prior to, but not yet vested as of July 1, 2005, based on the grant-date fair values estimated in accordance with the original provisions of FAS 123 and determined using the Black-Scholes valuation model and compensation expense, and for all share-based payments granted subsequent to July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS 123 R and determined using the binomial-lattice valuation model. The Company’s stock options are subject to graded vesting on service conditions. Through the end of June 2005, the Company presented stock-based compensation costs, in the pro forma presentation in the consolidated financial statements, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. Subsequent to the adoption of FAS 123 R, awards granted before July 1, 2005 and not vested as of that date continue to be expensed, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period and awards granted after July 1, 2005 are expensed, net of an estimated forfeiture rate, under the accelerated recognition method specified in FASB Interpretation No. 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plan” (“FIN 28”) over the requisite service period of the award.

As a result of adopting FAS 123 R on July 1, 2005, the Company’s income before taxes and net income for the year ended June 30, 2007 and 2006 were $2.8 million and $2.5 million respectively lower than if it had continued to account for share-based compensation under APB 25.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation for the years ended June 30, 2005 and 2004 compared to the information reported for the year ended June 30, 2006.

	Year Ended June 30,
(in thousands except per share data)	2007	2006	2005
Net income, as reported for prior periods(1)	N/A	N/A	$6,727
Total stock-based employee compensation expense determined under fair value based method, net of related tax effects(2)	N/A	N/A	(5,860)
Net income, including the effect of stock-based compensation expense - pro forma in 2005	$4,863	$6,617	$867
Earnings (losses) per share:
Basic, as reported for prior period(1)	N/A	N/A	$0.38
Basic, including the effect of stock-based compensation - pro forma in 2005	$0.27	$0.37	$0.05
Diluted, as reported for prior period(1)	N/A	N/A	$0.36
Diluted, including the effect of stock-based compensation - pro forma in 2005	$0.26	$0.35	$0.05
(1)          Reported net income and net income per share in 2005 did not include stock-based compensation expense under FAS 123 because the Company did not adopt the recognition provisions of FAS 123.
(2)          Stock-based compensation expense in 2005 was calculated based on the pro forma application of FAS 123.

Through the end of June 2005, the fair value of stock options, stock purchase awards and warrants was estimated using a Black-Scholes model. On July 1, 2005, the Company elected to use a binomial-lattice model to value its stock options and warrants granted after that date. The binomial model is generally considered as providing a better estimate of the fair value of the options granted than the Black-Scholes model. The use of a binomial-lattice model requires the use of employee exercise behavioral data and the use of assumptions, including expected volatility, risk-free interest rate, turnover rates and dividends.

As of June 30, 2007, total compensation cost related to unvested award of stock options and free shares not yet recognized was $4.4 million and was expected to be recognized over a weighted-average period of 1.6 years.

Currency Fluctuations

We operate on a multinational basis and a significant portion of our business is conducted in currencies other than the U.S. dollar, our financial reporting currency for the financial statements included in this annual report. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Approximately 33% of our sales revenues and 51% of our expenses in fiscal year 2007 were denominated in euros, with the remainder in U.S. dollars and, to a lesser extent, other currencies. An increase in the value of the euro relative to the U.S. dollar will result in lower profitability in U.S. dollar terms assuming no change in revenue and cost structure.

Also, currency exchange rate movements of foreign currency denominated receivables and payables recorded by the Company and each of its subsidiaries, including their respective inter-company accounts, result in the reporting of realized and unrealized exchange gains or losses in our income statement. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations on future operating results. In order to mitigate the impact of exchange rate fluctuations, we enter into foreign exchange derivative financial instruments to protect against foreign currency rate improvements relative to the euro for anticipated cash flows from transactions between the Company and its subsidiaries. While we have a policy of hedging our short-term currency exposures associated with anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro, there can be no assurance that this policy will be successful and/or properly executed.

Under our accounting policy for foreign currency translation, our results and the results of each of our subsidiaries are measured in the currency in which the entity primarily conducts its business (the functional currency). The functional currencies of ILOG and our subsidiaries are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation.” All assets and liabilities in the balance sheets of entities whose functional currency is not the U.S. dollar are translated into U.S. dollar equivalents at exchange rates as follows: (i) asset and liability accounts at year-end rates; and (ii) income statement accounts at the respective monthly average exchange rates. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income (loss). We experienced a net foreign currency transaction exchange gain of $0.3 million for fiscal year 2007, compared to a net loss for fiscal year 2006 of $0.3 million and $0.1 million for fiscal year 2005. These amounts represent both realized and unrealized gains or losses from transactions or balance sheet items. See Notes 1 and 4 to the Consolidated Financial Statements. See “Item 3.D. – Risk Factors – 2. Risks that could adversely affect our business operations – Currency fluctuations could result in lower profitability for us in dollar terms and the reporting of exchange losses”.

B.           Liquidity and Capital Resources

Over the last three years, we have financed our operations and investments in property and capital equipment through cash from operations and the issuance of equity securities to employees under our stock option and stock purchase plans.

As of June 30, 2007, we had cash, cash equivalents and short-term investments of $54.7 million, including $8.6 million of short-term investments. As of June 30, 2006, we had cash, cash equivalents and short-term investments of $69.2 million, including $7.8 million of short-term investments. As of June 30, 2007 and 2006, our net working capital was $48.1 and $59.5 million, respectively.

The $14.5 million net cash decrease, from $69.2 held on June 30, 2006 is mainly due to an all cash payment of $15.5 million in April 2007 for LogicTools. Over the 2007 fiscal year, operations generated cash in the amount of $8.5 million as a result of net income for the year, as adjusted for significant non-cash items such as depreciation, stock-based compensation, deferred taxes and deferred revenues. Cash was also increased by the exercise of stock options and warrants in the amount of $3.9 million and the $2.8 million impact of the weak dollar on our euro-denominated cash balances. Investment and lease payment activities other than LogicTools used $13.7 million in cash, attributable in part to the purchase of a 33% ownership stake in Prima Solutions, a Paris-based provider of insurance software platforms, and a 35% ownership interest in a Chinese partner, FirstTech, and tangible asset acquisitions. ILOG also purchased treasury stocks for $1.6 million.

Our operating activities provided cash flows of $8.5 million, $9.4 million and $13.1 million in fiscal years 2007, 2006 and 2005, respectively. Cash flows from operating activities were lower in fiscal year 2007 compared to fiscal year 2006 and 2005 due to ongoing additional working capital required by the growth of the revenues, and the bad debt recorded for American Home Mortgage due to their Chapter 11 bankruptcy filing. Our accounts receivable aging as of June 30, 2007 also increased to 78 days sales outstanding, compared to 75 and 63 days as of June 30, 2006 and 2005, respectively, as a result of a slightly longer terms of payment granted to our customers.

Aside from the investment in and purchase of short term investments of $0.3 million and $7.4 million in fiscal year 2007 and 2006, respectively, our investing activities have consisted primarily of expenditure on business combinations, property and equipment, intangible assets, and equity investments, which totaled $27.1, $2.5 million and $4.9 million in fiscal years 2007, 2006 and 2005, respectively. Fiscal year 2007 expenditures included the purchase of the LogicTools business for $15.5 million in cash, and our minority investments in FirstTech and Prima Solutions. Fiscal year 2006 expenditures included the acquisition of distribution rights along with a partnership with Soft Computing in the first quarter of the fiscal year for an amount of €0.5 million in cash. The fiscal year 2005 expenditures include the purchase of the JLoox assets for $1.8 million in cash, and 12.5% of the South Korean company RTO for $0.5 million in cash.

Our net financing activities provided cash in the amount of $1.9 million in fiscal year 2007, used cash in the amount of $2.3 million in fiscal year 2006, and provided cash in the amount of $2.0 million in fiscal year 2005 Out of this net amount, $3.9 million, $4.4 million, and $3.3 million were provided from the issuance of Shares under employee stock option and stock purchase plans, in fiscal years 2007, 2006 and 2005, respectively, and $0.4 million, $0.5 million and $0.6 million were used in fiscal years 2007, 2006 and 2005, respectively, to repay capitalized lease obligations. In fiscal years 2007, 2006 and 2005, $1.6 million, $6.2 million and $0.7 million, respectively, were used to purchase ILOG shares pursuant to a Share buyback program.

We believe we currently have sufficient working capital to meet our current requirements for the twelve months following the date of this Annual Report.

C.           Research and Development

We have committed, and expect to continue to commit in the future, substantial resources to research and development. During fiscal years 2007, 2006 and 2005, our net research and development expenses were $35.0, $28.9 million and $27.2 million, respectively. Our gross research and development expenses before the offset of funding provided by the European Union and agencies of the French government were $36.7, $31.1 million and $27.7 million in fiscal year 2007, fiscal year 2006 and fiscal year 2005, respectively. In addition, research and development expenses were reduced for fiscal year 2007 and 2006 by a research tax credit earned in France in the amount of $1.7 and $2.2 million respectively.

Since we were founded, we have maintained a research and development focus on the solution of complex problems using object oriented technology. This focus requires the fusion of different programming cultures, including object oriented developers, who tend to be attracted by high-level modeling, and developers working on complex algorithms, which tend to focus on math oriented code. This ILOG culture has arisen from twenty years of day-to-day development, algorithmic optimization and object oriented design. Our engineers work with customers to try to ensure that their problems are solved efficiently. Our engineers also interact closely with the scientific and academic communities, which we believe is the best way to obtain and maintain high performance algorithms.

D.           Trend Information

Our combined license and maintenance revenues of our optimization product line remained stable in fiscal year 2007 year over year as lower royalty flows and non recurring significant deals in the U.S., were partly offset by slight increase in optimization product revenues in Europe and other regions. Sales of our visualization products have increased by 13% year over year across all regions. Our BRMS products (combined license and maintenance revenues) grew by 29% in fiscal year 2007 and now comprise approximately 47% of our license and maintenance revenues. We believe our BRMS products are unique in that they create flexible software architectures by allowing portions of software code, the business rules or business logic, to be maintained by business users instead of software professionals. We believe that by implementing ILOG BRMS across an enterprise, organizations can quickly address specific business process changes, and be proactive in response to changing business, regulatory and environmental conditions. We are targeting to meet the demand for business rule technology as a key enabler of agility and business process automation across the enterprise. Our customers are part of a growing trend of large organizations worldwide that are looking at BRMS, as well as BPM, as key components of SOA strategies. SOA is a new design approach being promoted by IT research firms such as Forrester and Gartner, and leading software vendors, including IBM, Oracle, Microsoft and SAP.

For fiscal year 2008 our performance will be dependent on favorable economic conditions and a favorable investment climate. With a growing installed base of customers, a proven and recognized portfolio of technologies, and a leading position in the areas of software components, optimization and BRMS, we believe that we are well positioned in the software market.

E.           Off-balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2007.

F.           Contractual Obligations

The following table sets forth contracted payment obligations for the fiscal years indicated:

			June 30,
(in thousands)	See note to Consolidated Financial Statements	Total	2008	2009-2010	2011-2012	2013-2017
Contracted obligations:
Operating leases	16	$39,488	$6,301	$10,355	8,744	$14,088
Capital leases	9	226	209	17	–	–
Foreign currency forward and option contracts	4	7,124	7,124	–	–	–

As of June 30, 2007, the Company had not granted any guarantees, nor pledged any of its assets and did not have any significant purchase obligations or other long-term liabilities, except as listed above.

The Company provides retirement benefits under the French defined benefit plan which is not funded, see also Note 11. No significant payment is expected over the next five years.

Item 19.                      Exhibits

The following exhibits are filed as part of this Amendment No. 1 to the Annual Report on Form 20-F/A:

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ILOG S.A.

Dated: April __, 2008
Jérôme Arnaud
Chief Financial Officer

Exhibit 12.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE 15d-14(a) (17 CFR
240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Pierre Haren, certify that:

1.           I have reviewed this annual report on Form 20-F/A of ILOG S.A.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

--------------------------------------------------------------------------------

By
April __, 2008	Name:	Pierre Haren
	Title	Chairman and Chief Executive Officer
(principal executive officer)

Exhibit 12.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) (17 CFR 240.13a-14(a)) OR RULE 15d-14(a) (17 CFR
240.15d-14(a)), PROMULGATED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jérôme Arnaud, certify that:

1.           I have reviewed this annual report on Form 20-F/A of ILOG S.A.;

2.           Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.           Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

--------------------------------------------------------------------------------

By
April __, 2008	Name:	Jérôme Arnaud
	Title	Chief Financial Officer
(principal executive officer)

EXHIBIT B

Business Combinations

In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. ~~We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed.~~ Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the acquired companies’ management and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from license sales, maintenance agreements, professional services contracts, customer contracts and acquired developed technologies and patents. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Any excess of purchase price over the fair-value of identifiable net asset of businesses acquired is recorded as goodwill.